Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

                                                                                                   May 10, 2011

Filed via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Caterpillar Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed February 22, 2011 File No. 001-00768

Dear Mr. Cascio:

Caterpillar Inc. ("Caterpillar") hereby responds to your comment letter dated April 28, 2011.  For your convenience, we have reprinted your comments below, followed by Caterpillar's response to each comment.

Form 10-K for the fiscal year ended December 31, 2010

General

1.	We note from your 2010 annual proxy statement that you do business in Syria and note from M. Essat Jallad & Fils’ website that it is the sole Caterpillar dealer in Syria, Lebanon and Jordan. We also note from Sudanese company DAL Group’s website that it distributes and markets Caterpillar products and that it represents 38 international brands in Sudan including Caterpillar. Syria and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about business in Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts [with] Syria and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Syria or Sudan or entities controlled by these governments.

Caterpillar Response:

Caterpillar and its subsidiaries do not have any offices, assets, employees, or operations in Syria or Sudan.  Caterpillar and its U.S. subsidiaries do not sell products or services to Syria or Sudan.

Several of Caterpillar’s non-U.S. subsidiaries have sold and continue to sell products to Syria and Sudan as permitted under U.S. economic sanctions and export controls.  These sales were made principally to independently-owned and -operated dealers or distributors, who in turn sell or lease products to their own customers.

Caterpillar SARL (“CSARL”) is an indirect Swiss subsidiary of Caterpillar that is responsible for sales of Caterpillar-branded and related products in Europe, Africa, and the Middle East.  M. Ezzat Jallad & Fils S.A. (“Jallad”) has been the dealer for Syria for CSARL and its predecessors since 1929.  Jallad is also CSARL’s dealer for Lebanon, Jordan and the Palestinian Territories.  CSARL has not made any sales to Jallad for its Syrian business since before 2008, although its dealership agreement with Jallad for Syria remains in effect.

Historically, CSARL’s dealer for all of Sudan had been Earthmoving Services Ltd. (“ESL”), which is owned by the DAL Group and does business through an operating subsidiary, Sudanese Tractor Company Ltd. (“Sutrac”).  Sutrac has been a dealer for CSARL and its predecessors since 1952.  As you may know, in 2006, specified areas of Sudan were exempted from U.S. economic sanctions and export controls.  Following this regulatory change, in 2008, CSARL entered into a separate dealership agreement with Ezentus FZE (“Ezentus”) for the exempt areas of Sudan.  Ezentus, which does business as Sutrac South, is owned by principals of the DAL Group.  Although it continues to be permissible under U.S. law for non-U.S. companies to sell products to the non-exempt areas of Sudan, CSARL stopped accepting orders from ESL and Sutrac in 2010.  CSARL continues to sell products to Ezentus for the exempt areas of Sudan.

Perkins Engines Co. Ltd. (“Perkins”) is an indirect U.K. subsidiary of Caterpillar that principally manufactures and markets diesel and natural gas reciprocating engines.  F.G. Wilson Engineering Ltd. (“F.G. Wilson”) is an indirect U.K. subsidiary of Caterpillar that principally manufactures and markets electric power generation systems (“generator sets”).  Perkins and F.G. Wilson both have distribution agreements with distributors in Syria and Sudan and sell products to those distributors.  Those agreements remain in force.

Sales to Syria during the last three fiscal years and the first quarter of 2011 consisted principally of engines and generator sets, along with replacement parts for such equipment sold by Perkins and F.G. Wilson to their distributors.  Sales to Sudan during the same period consisted principally of earthmoving and construction machinery, engines, and generator sets, along with replacement parts sold by CSARL, Perkins, and F.G. Wilson to their respective dealers and distributors.  In 2008 and 2009, other non-U.S. subsidiaries sold small amounts of earthmoving machinery and repair services directly to customers in Syria and Sudan (totaling approximately $350,000).

Caterpillar is not aware of any sales by its non-U.S. subsidiaries directly to the governments of Syria or Sudan or entities controlled by those governments.  However, state ownership of business enterprises is fairly common in Syria and Sudan.  It is, therefore, possible that the distributors for Perkins or F.G. Wilson resold products to the government of Syria or entities controlled by it.  The dealers and distributors of Caterpillar’s non-U.S. subsidiaries have in some cases sold products to the government of Sudan or entities controlled by it.

2.	Please provide the same information regarding your contacts with Iran since your letters to us of October 17, 2005 and December 16, 2005. We note that your Form 10-K does not provide disclosure about business in Iran, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. We also note March 2010 news articles stating that you were prohibiting non-U.S. subsidiaries from accepting orders known to be headed to Iran. Please clarify whether you have any remaining contractual obligations or legacy business in Iran.

Caterpillar Response:

Caterpillar and its subsidiaries do not have any offices, assets, employees, or operations in Iran.  Caterpillar and its U.S. subsidiaries do not sell products or services to Iran.  Caterpillar’s non-U.S. subsidiaries sold products to Iran prior to 2010, as permitted under U.S. economic sanctions and export controls.

Effective April 1, 2010, Caterpillar voluntarily adopted a policy prohibiting its subsidiaries (including non-U.S. subsidiaries) from accepting new orders for products known to be destined for use in Iran or by the government of Iran.  In connection with this policy change, Caterpillar’s non-U.S. subsidiaries terminated all of their dealers and distributors for Iran.

Until 2010, Caterpillar’s non-U.S. subsidiaries sold earthmoving and construction machinery, engines, generator sets, and replacement parts to Iran principally through independent dealers and distributors.  Those dealers and distributors have at times sold some products to the government of Iran or entities controlled by the government of Iran.  To Caterpillar’s knowledge, however, its non-U.S. subsidiaries did not make any sales directly to the government of Iran or entities controlled by it.

Under Caterpillar’s new policy, its non-U.S. subsidiaries are permitted to continue to honor valid warranty claims for products in Iran until October 1, 2011.  After that date, those subsidiaries will no longer provide warranty parts for products in Iran.  Except for such warranty commitments, Caterpillar’s non-U.S. subsidiaries have no remaining contractual obligations or legacy business in Iran.

3.	Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. For example, we note that a 2005 news article discussing a signed bill in Illinois that would force state pension funds to divest themselves of any company doing business in Sudan mentions Caterpillar.

Caterpillar Response:

The activities of Caterpillar’s non-U.S. subsidiaries with respect to Syria, Sudan, and Iran are not material and do not constitute a material investment risk for Caterpillar security holders.

First, sales to these countries were and are not material to Caterpillar’s operations or results in quantitative terms.  In 2008, 2009, 2010, and 2011 Q1, Caterpillar had total net sales of $51.3 billion, $32.4 billion, $42.6 billion, and $12.9 billion, respectively.  Sales to Syria, Sudan, and Iran by Caterpillar’s non-U.S. subsidiaries during these same periods were estimated to be approximately as follows:

Net Sales to Syria, Sudan and Iran (USD millions)
	2008	2009	2010	2011 Q1
Syria	$ 4.0	$ 4.4	$ 1.9	$ 0.6
Sudan	97.3	55.4	84.3	19.5
Iran	44.6	22.5	23.7	0.0

These sales thus accounted for a small fraction of Caterpillar’s total net sales, as follows:
Percent of Total Net Sales
	2008	2009	2010	2011 Q1
Syria	0.01%	0.01%	0.00%	0.00%
Sudan	0.19%	0.17%	0.20%	0.15%
Iran	0.09%	0.07%	0.06%	0.00%

Second, these sales are not material from a qualitative standpoint and, in Caterpillar’s opinion, would not be deemed important by a reasonable investor in making an investment decision.   Neither Caterpillar nor its subsidiaries have any offices, assets, employees or operations in Syria, Sudan, or Iran.  The only sales to those countries were made by non-U.S. subsidiaries, as permitted under U.S. economic sanctions and export controls.  The sales by these non-U.S. subsidiaries were not, to Caterpillar’s knowledge, made to the governments of Syria, Sudan, or Iran; and neither Caterpillar nor its subsidiaries have any commercial arrangements with the governments of those countries.  Instead, the sales were made almost entirely to independent, privately-owned dealers and distributors.  The products sold were earthmoving and construction machinery, engines, and generator sets (and parts for such products) that were designed and intended for civilian, not military, applications.  Moreover, in 2010, Caterpillar’s non-U.S. subsidiaries stopped accepting orders for any products for Iran.

In light of these factors, Caterpillar does not believe that a reasonable investor would deem the insignificant amounts of products sold to Syria, Sudan, or Iran to be qualitatively important in making an investment decision or perceive any reasonable risk to Caterpillar’s reputation or share price associated with these sales.  Caterpillar has considered the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism including the Illinois statute referenced in your letter, which was later held to be unconstitutional.  In the company’s view, sales by its non-U.S. subsidiaries of insignificant amounts of civilian products to these countries do not present a material investment risk for the company’s security holders.  Among other things, Caterpillar does not believe that divestiture initiatives related to such sales — if any were to occur — would have a material adverse effect on the company’s share price or its security holders.

Financial Statements

Note 1. C. Sales and revenue recognition, page A-11

4.
In future filings your revenue recognition policy should also discuss how you considered whether persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured in your policy.  Refer to SAB Topic 13.A.1 and 13B.

Caterpillar Response:

We note the Staff’s comment, and the following additional disclosures will be included in our future annual filings:

Sales of Machinery and Engines are recognized and earned when all the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectibility is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer or independently owned and operated dealer.  We assess collectibility at the time of the sale and if collectibility is not reasonably assured, the sale is deferred and not recognized until collectibility is probable or payment is received.

5.
We reference the discussion on page 2 that you are one of the world's largest remanufacturers.  In future filings, please disclose your accounting policy for your remanufacturing products and services, including your accounting for the returned cores.

Caterpillar Response:

Our sales of remanufactured product represented approximately 6% or less of our annual consolidated sales and revenues for 2008, 2009 and 2010.  Total core assets represented less than 1% of our consolidated assets and the core deposit liability represented approximately 1% of consolidated liabilities at December 31, 2010, 2009 and 2008.

We note the Staff’s comment, and the following disclosures will be included in our future annual filings:

Footnote 1C – Sales and Revenue Recognition
Our remanufacturing operations are primarily focused on the remanufacture of Cat engines and components and rail related products.  In this business, used engines and related components (core) are inspected, cleaned and remanufactured.  In connection with the sale of most of our remanufactured product, we collect a deposit from the dealer that is repaid if the dealer returns an acceptable core within a specified time period.  Caterpillar owns and has title to the cores received from dealers.  The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to dealers and customers.  Revenue is recognized pursuant to the same criteria as machinery and engines sales noted above.  At the time of sale, the deposit is recognized in Other current liabilities in Statement 2.  In addition, the core to be returned is recognized as an asset in Prepaid expenses and other current assets in Statement 2 at the estimated replacement cost (based on historical experience with useable cores).  Upon receipt of an acceptable core, we repay the deposit and relieve the liability.  The returned core is then included in inventory.  In the event that the deposit is forfeited (i.e. upon failure by the dealer to return an acceptable core in the specified time period), we recognize the core deposit and the cost of the core in revenue and expense, respectively.

Footnote 1B – Basis of consolidation
Prepaid expenses and other current assets in Statement 2 include core to be returned for remanufacturing, prepaid rent, prepaid insurance and other prepaid items.

Note 5. Income Taxes, page A-23

6.
We note your disclosures on page A-24 regarding your earnings in non-U.S. subsidiaries.  Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b).  Specifically, please explain the impact on your tax liability if you repatriated foreign earnings and also provide the cumulative amount of foreign subsidiary earnings for which U.S. income taxes has not been provided.

Caterpillar Response:

ASC 740-30-50-2(a) and (b) require disclosure of a description of the types of temporary differences for which a deferred tax liability has not been recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures, the cumulative amount of each type of temporary difference, and the types of events that would cause those temporary differences to become taxable.   In our disclosure on A-24, we noted that a U.S. deferred tax liability was not recorded related to a cumulative temporary difference of $11 billion for undistributed profits of non-U.S. subsidiaries.  We also noted the types of events that would cause this temporary difference to reverse are primarily a management decision to repatriate these earnings or a tax law change impacting the reinvestment status of these earnings.

If we planned to repatriate non-U.S. earnings with available foreign tax credits less than the U.S. tax liability on the dividend, we would record a deferred tax liability for the incremental U.S. tax.  If we planned to repatriate non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividend, we would record a deferred tax asset for the U.S. tax benefit.  Consistent with this treatment, we disclosed that the provision for income taxes for 2008 included tax benefits of $456 million related to changes in the reinvestment status of earnings of certain non-U.S. subsidiaries.  Repatriation of non-U.S. earnings resulted in a tax benefit of $409 million due to available foreign tax credits in excess of the U.S. tax liability on the dividend.  A benefit of $47 million was also recorded in 2008 due to a change in tax status of a non-U.S. subsidiary allowing indefinite reinvestment of undistributed profits and reversal of U.S. tax previously recorded. During the period of 2008 to 2010, the only significant repatriation of earnings occurred in 2008.

Note 6. Cat Financial Financing Activities, page A-26

D. Securitized Retail Installment Sale Contracts and Finance Leases, page A-31

7.	We refer to your disclosure that Cat Financial may provide reserve support for asset-backed securitizations. Please tell us the amount of any reserve support provided for the periods presented.

Caterpillar Response:

During the second quarter of 2009 and the third quarter of 2008, Cat Financial deposited $80 million and $19 million, respectively, into supplemental reserve accounts for certain securitization transactions to maintain the credit ratings assigned to the transactions, as loss experiences were higher than anticipated due to the adverse economic conditions in the U.S. at that time.  In 2010, no supplemental reserve accounts were necessary.  We did not disclose the 2009 and 2008 amounts in the 2010 10-K since we began consolidating the Special Purpose Entities (SPE’s) effective January 1, 2010.  In accordance with the new consolidation accounting guidance, the SPE’s were concluded to be VIE’s and Cat Financial was determined to be the primary beneficiary.  In addition, the amounts were not material to Caterpillar Inc.’s cash, current assets, total assets or stockholders’ equity for any of the periods presented.

We note the Staff’s comment, and the following additional disclosures will be included in our future annual filings:
To maintain competitiveness in the capital markets and to have effective and efficient use of alternative funding sources, Cat Financial may from time to time provide additional reserve support to previously issued asset-backed securitizations.  During the second quarter of 2009, Cat Financial deposited $80 million into supplemental reserve accounts for the securitization transactions to maintain the credit ratings assigned to the transactions, as loss experiences were higher than anticipated primarily due to the adverse economic conditions in the U.S.  Due to the significant value of the deposit in second quarter of 2009, written consent was obtained from the third-party beneficial interest holders of the securitization transactions.  At the time, the QSPE conditions were reviewed and the trusts continued to maintain QSPE status.  These deposits resulted in an increase in Cat Financial’s retained interests.

Note 7. Inventories, page A-33

8.	Please tell us whether your remanufacturing business has significant commitments related to core repurchases.

Caterpillar Response:

There are no obligations on behalf of dealers or customers to purchase additional product or to return an acceptable core other than what we have already recognized in Statement 2 as discussed in response to Comment #5.  The recognized core deposit liability represented approximately 3% and 1% of Caterpillar’s consolidated current liabilities and total liabilities, respectively, at December 31, 2008, 2009 and 2010.  In consideration of the Staff’s comment, we will make appropriate disclosure if the liability becomes material to our financial statements.

Note 21. Environmental and legal matters, page A-61

9.
With respect to the loss contingencies disclosed here and the tax appeals contingency on page A-26 in future filings, please disclose an estimate of the range of loss or state that such estimate cannot be made.  Refer to FASB ASC 450-20-50-4.  Please also tell us how your disclosures consider the guidance from SAB Topic 5-Y; specifically refer to the last paragraph of question 2.

Caterpillar Response:

Separate responses to the Staff’s comment are provided below for loss contingencies disclosed in footnote 21, Environmental and legal matters, and the tax appeals contingency disclosed in footnote 5, Income taxes.

Environmental and legal matters
In footnote 21 on page A-61 of our 10-K, we describe certain unresolved legal actions for environmental and legal matters associated with product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  For certain environmental matters, we disclose that we cannot reasonably estimate the costs at sites in the early stage of remediation and there is not more than a remote chance that a material amount of remedial activities at any individual site, or at all sites in the aggregate, will be required.

For other environmental and legal matters, liabilities were accrued for our best loss estimate or if no amount within a range of loss was a better estimate than any other amount, the minimum amount in the range was accrued.  We evaluated under ASC 450 and SAB 5Y if there were any contingencies with at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.  Our maximum estimable exposure in excess of amounts accrued for our reasonably possible unresolved environmental and legal matters aggregated approximately $90 million on a pre-tax basis.  This represents 2.4% and 2.5% of 2010 consolidated profit before taxes and profit, respectively, which we do not consider material.  In addition, the amount is immaterial to our 2010 financial position representing less than 1% of Caterpillar’s total consolidated assets, liabilities and stockholders’ equity.  The amount is also immaterial, 1.8%, to the consolidated operating cash flows.  We do not believe the amount of potential additional losses are quantitatively or qualitatively material to a decision of an investor to buy or sell Caterpillar’s stock or debt.

In consideration of the Staff’s comments, the following additional disclosure will be included in our future filings:
The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.

Tax appeals contingency
In footnote 5 on page A-26 of our 10-K, we disclosed the progress of our significant income tax audits and included a statement that we do not expect a significant impact on our results of operations or financial position related to reasonably possible changes in the amount of unrecognized tax benefits in the next 12 months.  ASC 450-60-6 requires uncertainty related to income taxes to be accounted for in accordance with ASC 740.    For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date, ASC 740 requires disclosure of the nature of the uncertainty, the nature of the event that could occur in the next 12 months that would cause the change, and an estimate of the range of reasonably possible change or a statement that an estimate of the range cannot be made.

In making our disclosure, we considered the likelihood of resolving the tax appeals contingency either in appeals or through litigation in the next 12 months and determined it was not reasonably possible that these issues would be resolved and/or result in a change in unrecognized tax benefits in 2011.   Therefore consistent with ASC 740-10-50-15, additional disclosure was not made in the 2010 Form 10-K.  However, we continue to monitor the progress of tax audits quarterly and will provide additional disclosure as the resolution of the unagreed issues progresses.

Note 22. Segment information, page A-62

10.
We refer to your geographical segment disclosures on page A-73.  Please tell us whether revenue from any individual foreign country was material and how you considered whether you should disclose those separately.  Also, please tell us how you considered including additional geographic disclosure similar to that included in MD&A, such as on page A-81.  Refer to FASB ASC 280-10-50-41(a).

Caterpillar Response:
Caterpillar does not derive a material portion of its sales and revenues from one particular foreign country. China and Canada represent the two largest concentrations of sales and revenues from foreign countries as shown in following table:

(% of consolidated sales and revenues with $ amount of sales and revenues in millions in parentheses)
Country	2010	2009	2008
China	7% ($3,271)	6% ($1,956)	5% ($2,653)
Canada	6% ($2,419)	6% ($1,799)	6% ($2,924)

Other geographic disclosures for net property, plant and equipment were disclosed for Japan, Canada and the United Kingdom on page A-73 of our 10-K. There were no other countries with material long-lived assets.

Other geographic information such as the sales and revenues by geographic region provided on page A-81 of our MD&A is not required disclosure in the footnotes to the financial statements but is provided in the MD&A to enable the reader to understand significant trends in our business.  We do not believe any further individual foreign country or geographic information is necessary based on our current disclosure.

Management’s Discussion and Analysis….page A-80

Liquidity and Capital Resources, page A-103

11.
We refer to your disclosure on page A-111 that you have undistributed profits that are indefinitely reinvested outside the U.S.  If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S.  Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to the cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Caterpillar Response:

At December 31, 2010 we held approximately $2.3 billion in cash outside the U.S. and approximately $1.3 billion in cash inside the U.S.  Substantially all of our cash and investments held by foreign subsidiaries where we consider earnings to be indefinitely reinvested is available for general corporate use.  However, as disclosed on page A-104, we expect to meet our U.S. funding needs without repatriating non-U.S. cash and incurring incremental U.S. taxes.  As such, we believe that disclosure of the amount of cash and investments held outside the U.S. is not significant to an understanding of our liquidity.

Acknowledgement:

On behalf of the company, the undersigned acknowledges that:

●	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its Form 10-K for the fiscal year ended December 31, 2010;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

●	Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

                         Respectfully submitted,

                        /s/Edward J. Rapp
                         Edward J. Rapp
                         Group President and Chief Financial Officer
                         Caterpillar Inc.
                         100 NE Adams Street
                         Peoria, IL 61629

cc: Leigh Ann Schultz, Division of Corporation Finance